Notice to ASX/LSE Shareholdings of Persons Discharging Managerial Responsibility (PDMR) / Key Management Personnel (KMP) 9 September 2024 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Rio Tinto Equity Incentive Plan 2018 (EIP) Performance Share Awards (PSA) and Management Share Awards (MSA) PSA are granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2024 PSA will be measured against two performance conditions, a Total Shareholder Return (TSR) measure and a decarbonisation related measure, after three years. MSA are granted under the EIP and provides participants with the conditional right, subject to continuous employment, to receive shares. Consistent with the terms of our 2024 Remuneration Policy, the following awards were granted on 5 September 2024: PDMR Rio Tinto plc Vest date Jackson, Katie1 No. of shares awarded as PSA 18,883 22 February 2027 No. of shares awarded as MSA 3,547 1 March 2025 10,954 1 September 2025 1. Katie Jackson, upon her appointment as Chief Executive Copper and following the approval of the Rio Tinto People & Remuneration Committee, has received these awards as compensation for the loss of awards from her previous employer. FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. EXHIBIT 99.2

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com